IFPI Digital Music Report 2013

Engine of a digital world


9 IN 10 MOST LIKED PEOPLE ON FACEBOOK ARE ARTISTS
7 IN 10 MOST FOLLOWED TWITTER USERS ARE ARTISTS
9 IN 10 OF THE MOST WATCHED VIDEOS ON YOUTUBE ARE MUSIC

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Contents

Cover photo credits: **Michel Teló.** *Photo by Fernando Hiro.* **Adele.** *Photo by Mari Sarii.*
PSY. *Photo by Universal Music.* **Lady Gaga.** *Photo by Meena.* **Michael Bublé.** *Photo by WMG.*

The report includes new findings from a consumer study carried out by Ipsos MediaCT, commissioned by IFPI.

7,502 interviews were conducted using an online survey method in November 2012, amongst a representative sample of internet users aged 16-64 in the following countries: USA (1,000 interviews), Brazil (1,002), Mexico (499), UK (1,000), France (1,000), Germany (1,000), Sweden (501), Japan (1,000), South Korea (500). These nine countries represent 80 per cent of global recorded music sales (source: IFPI). Results have been weighted to represent the population of internet users aged 16-64 years in each country.

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Demand for music is driving the digital world

Plácido Domingo, chairman, IFPI



Plácido Domingo. *Photo by John Marshall*

"I believe passionately in the right of artists to earn a living from their craft."

It is my pleasure to introduce the tenth edition of IFPI's *Digital Music Report*. The report explains just how much recorded music is helping drive today's digital economy and highlights the new and exciting ways consumers can access and experience music.

There is a growing digital economy built around music. A huge variety of download stores, subscription services and streaming offerings are available. They provide music fans with access to millions of tracks from artists around the world. We also see social networks and online video channels expanding fast. Music is also helping drive the enormous popularity of devices, from smartphones to headphones.

It is the continuing investment, nurturing and promotion of artistic talent that makes all this possible. Consumers want to enjoy professionally produced content of a high standard. They want to be guided towards discovering the best new music being made.

The internet gives artists from around the world an unprecedented platform to reach music fans wherever they may be. And the music industry has harnessed this potential. Testament to this fact is the presence of artists from Brazil to South Korea in IFPI's global chart of top selling singles.

I believe passionately in the right of artists to earn a living from their craft. It is only if artists, and those that invest in them, have their rights promoted in the digital environment that they can continue to make the music we all love. Copyright is the key ingredient to ensure this. Policymakers around the world are now debating how best to protect artists' rights in the digital age. It is important they are able to ensure that copyright is respected in the digital environment, so that musicians can continue to develop as artists and the recording industry can grow and be able to invest in their careers.

I was fortunate at the beginning of my career to have worked with many amazing people who helped me develop as an artist. Today, I work to help nurture young talent, through my international Operalia competition and the young artists' programmes I started at the Washington, Los Angeles and Valencia Opera Companies. I want these young talented performers to enjoy the same opportunities I benefited from as I launched my career. We can achieve this if copyright is respected and protected. And that can only be good news for true music fans.



Follow Plácido Domingo on Twitter at @PlacidoDomingo

Music: on the road to recovery and fuelling the digital economy

Frances Moore, chief executive, IFPI

Just one year ago we published our IFPI *Digital Music Report* under the headline 'optimism justified, complacency not accepted'. One year on, the optimism does not seem to have been misplaced. The music industry has achieved its best year-on-year performance since 1998. The direction of travel towards growth is clear. For the global music business, it is hard to remember a year that has begun with such a palpable buzz in the air.

There is plenty of good news for our business going into 2013. First, our expansion has gone truly global. The new digital services developed and licensed over recent years are moving rapidly into new markets across the world. Just two years ago, the largest international digital services, such as iTunes, Spotify and Deezer, were present in just over 20 countries. Today, they are in more than 100. These include fast-growing emerging markets, such as Brazil, India and Russia with the potential to drive future growth.

Record companies' strategies of proactively licensing across different revenue channels are paying dividends, too. Most revenue streams – downloads, subscription, advertising-supported, video, performance rights, synch – are growing. In some markets, such as India, Norway, Sweden and the US, digital has outstripped physical revenues, and more will follow. This has helped nearly half of our top 20 markets achieve growth in 2012.

There is good news for music fans too. As the Ipsos MediaCT consumer research cited in this report illustrates, consumers like the offerings our industry is providing. Today's legitimate services are a compelling alternative to piracy – not just for the industry, but for the consumer too.

These are hard-won successes for an industry that has innovated, battled and transformed itself over a decade. They show the music industry has adapted to the internet world, learned how to meet the needs of consumers and monetised the digital marketplace.

There is another key theme to this report. Music has not only adapted to the internet - it is at the very heart of its development. Music is driving technology, helping sell devices, fuelling economic growth with a ripple effect far beyond the limits of the recorded music market. It is helping drive online search and social networking, as well as demand for fast broadband connections. Music is creating economic value at virtually every level of life. It is an engine of the digital ecosystem.

Despite the optimism, there remain enormous challenges. First, our markets remain rigged by illegal free music. We can make a huge difference to this situation if we have more cooperation from advertisers, search engines and other intermediaries. These companies are not only helping direct consumer traffic and advertising revenues to illegal sites – they are themselves financially benefitting from piracy.

In 2012, we saw an encouraging commitment on the part of search engines to prioritise legal music sites; however, little in reality has changed to date, and in 2013 we look for tangible results in this area. We will also look to make 2013 the turning point in our cooperation with the advertising sector. Major brands must no longer consider it acceptable to help fund illegal music sites that tarnish their own reputation, as well as helping rig the music market.

Second, a crucial debate is looming in many centres of governments around the issue of copyright reform. Copyright rules have provided the foundation for our industry to reinvent itself in the digital world. Any suggestion of change should be based on rigorous evidence that there is in fact a problem. A weakening of copyright rules would set back the music industry at the very moment when it is on the path to recovery. The real priority, in our view, should be to make sure existing copyright rules are properly enforced.

This year's *Digital Music Report* reflects the growing optimism felt across the music business internationally. We are on the path to recovery and driving the digital economy. These are hard-won achievements – we will be pushing to build on them in 2013.



"The music industry has adapted to the internet world, learned how to meet the needs of consumers and monetised the digital marketplace."

An industry on the road to recovery: Facts and figures

The recorded music market continues its path towards recovery. Industry revenue streams are diversifying. Digital services are rapidly expanding the global audience for recorded music. Existing services are improving in quality and consumer experience and drawing in large numbers of new users. An explosion of new connected devices allows consumers to enjoy music in more convenient ways than ever before.

The global trade value of the recorded music industry grew by 0.3 per cent in 2012 – the best result since 1998 and a sign that the improvement in market conditions seen in 2011 has been sustained. At least eight of the top 20 markets are expected to see growth. These include Australia, Brazil, Canada, India, Japan, Mexico, Norway and Sweden.

Income from download sales, subscription services, music video streaming, digital radio, performance rights and synchronisation revenues are all seeing growth.

> We have plenty to do and some amazing opportunities ahead of us. Until recently, the vast majority of our revenues came from a handful of countries. Today, digital channels mean we can monetise markets worldwide much more effectively.
>
> **Stu Bergen, executive vice president, international and head of global marketing, recorded music, Warner Music Group (WMG)**

Record companies' digital revenues for 2012 are estimated at US$ 5.6 billion, up an estimated 9 per cent on 2011 and accounting for more than a third of total industry revenues (34%). Digital channels account for the majority of income in an increasing number of markets including India, Norway, Sweden and the US.

Digital retailers are continuing their rapid global expansion. At the start of 2011, the major international services were present in 23 countries. Two years later, they are in more than 100. Many countries, such as Kenya, Sri Lanka and Vietnam saw their first digital music service open in 2012. Globalisation is opening up new markets, with record companies now able to reach consumers in territories where there was little previous retailing infrastructure. There are now more than 500 licensed digital music services operating worldwide, offering 30 million tracks to consumers.

> We can see growth happening already from Brazil to Scandinavia, Canada to India. We think this is the start of a global growth story for the industry.
>
> **Edgar Berger, President and CEO, International, Sony Music Entertainment**

Digital music drives innovation

The recording industry has licensed a range of services that are now operating around the world, offering consumers increasingly sophisticated ways to experience music. Increased competition has driven a new wave of innovations in the sector. Key recent examples include the launch of cloud-based services with scan and match features; more and improved mobile applications; improved smart radio tools; and added social features, such as Facebook and Twitter integration.

Digital music consumption has now become mainstream; as shown by consumer research by Ipsos MediaCT across nine markets. Two-thirds of internet users aged 16-64 surveyed (62%) engaged in some legitimate digital music activity in the past six months.

Global digital revenues (US$ billions)



4.5
4.7
4.8
5.1
5.6
2008
2009
2010
2011
2012

Source: IFPI

For many years licensed music services have had to compete for consumer appeal with unlicensed alternatives. Despite the unfair nature of the competition, consumer satisfaction with licensed services is now demonstrably at high levels. Ipsos MediaCT research shows that on average internationally, 77 per cent of users of legal services judge them "excellent", "very good" or "fairly good".

A diverse market

Download stores continue to see steadily growing sales and are spreading globally. They represent around 70 per cent of global digital revenues. Major technology players – Amazon, Apple, Google, and Microsoft – have joined the market or upgraded their services.

Download sales increased by 12 per cent in 2012, to 4.3 billion units globally (combining digital singles and albums). Digital album sales grew at more than twice the pace of single tracks. There were 2.3 billion single track downloads worldwide, an increase of 8 per cent and 207 million digital albums sold, up 17 per cent on 2011, showing consumer demand for albums remains strong. Stu Bergen, executive vice president, international and head of global marketing, recorded music at Warner Music Group (WMG) says: "Although every performer is different, many artists' work is better encapsulated in a full length album. We always need to ensure that we are breaking artists, not just songs."

Download unit sales + 12%

Paying subscriber numbers + 44%

62% of internet users use licenced services

Subscription services are now an integral part of the recorded music market, with 20 million paying subscribers globally in 2012 – an increase of 44 per cent on 2011. Subscription services are expected to have crossed the 10 per cent mark as a share of total digital music revenues in 2012 for the first time. This share is considerably higher in Europe, around 20 per cent, helped by explosive growth in Scandinavia. Figures from Ipsos MediaCT reveal that subscription models are now the dominant type of digital music service in some countries.

Subscription services compete with download stores



48%
11%
41%
19%
38%
10%
19%
33%
19%
28%
12%
25%
4%
20%
Sweden
South Korea
France
UK
USA
Germany
Japan
Used subscription service (free/paid)
Paid to download

Source: Ipsos MediaCT % internet users, active past 6 months


http://www.youtube.com/
ourself.
YouTube
the largest

Music video streaming services are also seeing strong growth. YouTube, the most popular digital video service, has more than 800 million active users globally. Nine in 10 of the most popular videos on the service are music related, and the specialised music video services, VEVO and Warner Music Sound, are two of the top three channels on YouTube.

Internet radio is also soaring in popularity, with leading service Pandora already accounting for 8 per cent of all radio listening in the US. Services such as Slacker and iHeartRadio are also growing in popularity.

Although the industry is less reliant on income from physical format sales, with their share declining from 61 per cent in 2011 to an estimated 58 per cent in 2012, physical still accounts for the majority of industry revenue. Some markets in Asia bucked the declining global trend in revenues from physical formats. In Japan, CDs and DVD music video sales increased strongly, despite a weak digital sector, while in South Korea sales are expected to have increased for the third consecutive year, underpinned by K-Pop acts whose fans predominantly want high-quality physical formats. Gifting and deluxe box sets are increasingly vital to the physical format market.

Performance rights income - revenues generated from the use of music in TV and radio broadcasts, and public performance in venues such as bars, nightclubs, restaurants and shops – continues to increase. The sector grew by 9.3 per cent in 2012, and accounts for 6 per cent of total industry revenues globally and as much as 10 per cent in Europe and Latin America. A glaring anomaly exists in this market, however, due to the lack of a broadcast right in the US. This deprives performers and producers in the US of income they are entitled to in virtually every other country of the world.

What drives digital music fans?

Consumer satisfaction with licensed services is demonstrably high. Research by Ipsos MediaCT finds that even the majority of those who use pirate sites (57%) believe "there are good services available for legally accessing digital music". The research also reveals the key factors driving the popularity of download services: first, security/ease of payment; second, the guarantee that the service is legal; third, because they trust the brand/company. Users of subscription services pointed to the ability to discover new music, their free of charge tier of offerings and the ability to listen to music without needing to purchase individual songs. The ability to listen to music for free and the discovery element were also key driving factors for music video streaming services and internet radio services. The findings show that legal music services are getting better at meeting distinct consumers' needs. However, this environment is still affected by the unfair competition offered by unlicensed services which undermines the kind of market conditions that would maximise innovation in music production and distribution.

Music fans are also becoming more aware of the choice of legitimate services that are on offer. Ipsos MediaCT findings across nine countries show close competition for visibility between the major international services.

High consumer awareness of licensed services


% internet users aware of the following services
(average across countries where services are available)
90
70*
68
56**
52
51***
YouTube
iTunes
amazon MP3
Spotify
VEVO
DEEZER

* 84% aware in USA ** 90% aware in Sweden *** 75% aware in France

Countries where available: Spotify – USA / UK / France / Germany / Sweden. Vevo – USA / Brazil / UK / France

Deezer – Brazil / Mexico / UK / France / Germany. Amazon MP3 – USA / UK / Germany

Source: Ipsos MediaCT

Music is driving a broader economy

Recorded music is helping fuel a range of industries, from social media platforms to radio broadcasters, headphone to handset manufacturers, live concert promoters to bars and nightclubs. As a simple illustration of music's influence on the digital world, nine of the 10 most viewed videos on YouTube are music videos. It is record companies' continuous investment in artists and repertoire (A&R) that sustains the supply of new music on which this broader economy depends.

Untapped potential

The music industry and its retail partners are working to develop new territories and to expand existing markets. A number of key factors are important in realising this potential: above all, a strong label scene with investment in local repertoire; a healthy retail sector with great digital services and investment in innovation; an advanced technology infrastructure; and a positive copyright environment with a robust legislative framework to support licenced services.

The copyright environment is vital to the industry's prospects. To improve it, music companies are engaging with a range of intermediaries - including advertisers, search engines, ISPs, mobile operators and payment providers - to make the internet a more conducive place for legitimate digital commerce. Recognising there needs to be a level playing field for licensed services to develop and thrive, the industry seeks to disrupt the illegal business models supporting unlicensed services, make it harder for consumers to find and access illegal content, educate them on the legal alternatives and help migrate internet users to licensed digital music services. Illegal free music remains an enormous obstacle to future growth of legitimate music markets. IFPI estimates that around one-third of internet users globally (32%) still regularly access unlicensed sites.

Top sellers of 2012

The global albums and singles charts of 2012 reflect an industry investing in local talent and breaking it to a global audience. The singer-songwriter Adele has seen enormous global success for her album *21*, selling 8.3 million units in 2012 alone. The top selling single of 2012 was the Canadian artist Carly Rae Jepsen's *Call Me Maybe*, which sold more than 12.5 million units worldwide. Meanwhile, local repertoire dominates the album charts in many major markets.



Adele. *Photo by Mari Sarii*

Global best selling artists of 2012

The global albums and digital singles charts of 2012 reveal a recording industry that is investing in local talent and breaking it to a global audience. While English-language albums continue to sell well across borders, analysis of the charts in leading markets including France, Germany, Italy, Spain and Sweden reveals the vast majority of the top 10 selling albums of 2012 were local repertoire. The singles chart demonstrates the modern breakout hit can come from any corner of the globe.

Top selling global albums

British singer-songwriter Adele achieved phenomenal success with *21*, first released in January 2011, selling 8.3 million units globally in 2012 and 18.1 million in 2011. The album is the first to top the global albums chart for two consecutive years since IFPI began reporting global best sellers in 2001, and went to number one in more than 26 countries.

US artist Taylor Swift took the second spot with *Red*, her fourth studio album, reaching sales of 5.2 million. *Red* topped the charts in countries from the US to Taiwan. The album spent six non-consecutive weeks at the top of the Billboard 200, making Swift the first artist since The Beatles to achieve six weeks at the top of the US chart with three consecutive studio albums.

UK/Irish band One Direction achieved phenomenal international success in 2012. Their debut album *Up All Night* was the third best selling title of the year and their second album *Take Me Home* became a best-seller in 35 countries, ranking it fourth in the global chart.

On average, one in five units of the top selling albums (21%) were bought in a digital format, with One Direction's *Up All Night* seeing 38 per cent of its units sold digitally.



Taylor Swift. *Photo by Brian Doben.*



One Direction. *Photo by John Urbano*

Global top selling albums of 2012

	ARTIST	TITLE	TOTAL SALES (M)
1	ADELE	21	8.3
2	TAYLOR SWIFT	RED	5.2
3	ONE DIRECTION	UP ALL NIGHT	4.5
4	ONE DIRECTION	TAKE ME HOME	4.4
5	LANA DEL REY	BORN TO DIE	3.4
6	PINK	THE TRUTH ABOUT LOVE	2.6
7	ROD STEWART	MERRY CHRISTMAS, BABY	2.6
8	RIHANNA	UNAPOLOGETIC	2.3
9	MUMFORD & SONS	BABEL	2.3
10	MAROON 5	OVEREXPOSED	2.2

Source: IFPI.



Gotye. *Photo by Søren Solkær Starbird*

Top selling global singles

Canadian artist Carly Rae Jepsen topped the 2012 global singles chart with *Call Me Maybe* which sold 12.5 million units. Jepsen had first shot to fame in 2007, when she came third on *Canadian Idol*. An album followed, but it was *Call Me Maybe*, released in 2012 that propelled her onto the global stage, topping the charts in more than a dozen countries. The track received massive publicity when fellow Canadian Justin Bieber promoted it to his 30 million Twitter followers and uploaded a parody of the video on YouTube which garnered more than 50 million views worldwide on the video streaming channel.

Gotye's *Somebody That I Used To Know* was the second best-selling single of 2012, with 11.8 million sales. Belgian-born and based in Australia, Gotye released his first album in 2003. *Somebody That I Used To Know*, which featured New Zealand singer-songwriter Kimbra, topped the iTunes charts in 46 countries. Its international popularity was boosted by its quirky video and when artists such as Katy Perry and Lily Allen promoted it to their followers on Twitter.

K-Pop star PSY's *Gangnam Style* was the third best-selling hit of the year, as well as being a YouTube phenomenon with more than 1.2 billion views to date. *Gangnam Style* is the most successful of a recent wave of K-Pop hits that have broken internationally. South Korea's music sector has attracted heavy investment since its government overhauled its copyright laws in 2007, a move which helped the country soar from the 23rd largest recorded music market worldwide in 2007 to the 11th largest in 2012.

Brazilian singer-songwriter Michel Teló achieved a global hit with *Ai Se Eu Te Pego*. Sung in Portuguese, the song broke language barriers to sell 7.2 million copies, helped by football stars adapting the dance and performing it as a goal celebration. This helped the hit go viral on YouTube, attracting almost half a billion views and becoming one of the top 10 most viewed videos. The song reached number one in 23 countries in Europe and Latin America. Teló became the first Brazilian solo artist in five decades to have a song in the US Billboard Hot 100 chart.

The digital singles chart includes artists from Australia, Brazil, Canada, South Korea, Trinidad and the US, showing how the internet makes it possible for artists to break out of their local markets and achieve global hits.

Global top selling digital singles of 2012

	ARTIST	TITLE	TOTAL SALES (M)
1	CARLY RAE JEPSEN	CALL ME MAYBE	12.5
2	GOTYE	SOMEBODY THAT I USED TO KNOW	11.8
3	PSY	GANGNAM STYLE	9.7
4	FUN	WE ARE YOUNG	9.6
5	MAROON 5	PAYPHONE	9.1
6	MICHEL TELO	AI SE EU TE PEGO	7.2
7	NICKI MINAJ	STARSHIPS	7.2
8	MAROON 5	ONE MORE NIGHT	6.9
9	FLO RIDA	WHISTLE	6.6
10	FLO RIDA	WILD ONES	6.5

Source: IFPI

Michel Teló. *Photo by Fernando Mira*



> The entire world is connected through the internet and people choose what music they want to listen to. There is more choice than ever before and this can be both an opportunity and a challenge for artists. But a hit is a hit and people feel the music no matter what language, the rhythm or anything else.
>
> **Michel Teló**





Carly Rae Jepsen. *Photo by Reid Rolls.*



PSY. *Photo by Universal Music.*

Strong local repertoire sales

Album charts in most markets show that investment in local repertoire is alive and well. In many countries, local repertoire accounts for the vast majority of the top selling albums of the year. Five major non-English language markets illustrate this. In Italy, Spain and Sweden, eight in 10 of the top selling albums of 2012 were by local artists, in Germany the figure was seven in 10, and in France six in 10.

Local repertoire dominates in many markets

COUNTRY	% OF TOP 10 ALBUMS IN 2012 THAT WERE DOMESTIC REPERTOIRE
ITALY	80
SPAIN	80
SWEDEN	80
GERMANY	70
FRANCE	60

Source: IFPI.



Fun. *Photo by Lindsey Byrnes.*

Digital music fuels innovation

Digital music is fuelling innovation as retailers upgrade their services and add new features and functionality that ensure licensed services offer an overall better user experience than their unlicensed alternatives. Key innovations in 2012 included the expansion of cloud-based services with scan and match features; more and improved mobile applications; better smart radio tools; and added social functionality such as deeper Facebook integration.

Download stores receive a boost from the cloud

Downloading remains a popular way of accessing music digitally. Many existing services announced international expansion plans and the rollout of cloud-based features in 2012. Amazon, Apple, Google and Microsoft all enhanced their music services with cloud-based features. These provide customers with access to their entire music collections – integrating downloaded and 'sideloaded' tracks into one collection – wherever they are, and on whatever device. Consumer research in suggests this is a key feature for music fans. A UK study shows that 66 per cent who own multiple devices saying it is "very important" to access content across all of them, while three in five (59%) said they access content more frequently because it is seamlessly available (Wiggin 2012 Digital Entertainment Survey).

Apple has simplified the design of its iTunes store and introduced integration with iCloud, which is used by 190 million people (Apple). iCloud Play enables users to stream their iTunes purchases to any Apple device, automatically adding new purchases into their libraries, while iTunes Match can host songs not purchased from the iTunes store in iCloud for US$ 24.99 per year.

Following its launch in the US, **Amazon** rolled out its Cloud Player scan and match service in France, Germany, Italy, Spain and the UK. Music libraries are scanned and matched to the 20 million tracks in Amazon's catalogue and can be played on any device. Similar to iTunes Match, Amazon's Cloud Player provides remote access to collections for US$ 24.99 per year.

> The shift to the cloud could be as significant for the consumer as the shift from physical product to digital consumption. It provides a level of convenience around our content that is increasingly difficult for unlicensed services to replicate.
>
> **Stephen Bryan, executive vice president, digital strategy and business development, Warner Music Group (WMG)**

> Pirate services are clunky and old-fashioned compared to the legal services available. They're being usurped by mass consumer migration to smartphones and access to millions of tracks from legitimate subscription services. Consumers can also tap into their social network and see what their friends and family are listening to. The pirate option just cannot offer that complete consumer experience.
>
> **Rob Wells, president, global digital business, Universal Music Group (UMG)**

In October 2012, **Google** launched a scan and match service in France, Germany, Italy, Spain, the UK and the US. Xbox Music from **Microsoft** also launched in October, offering a seamless music service on any device, including the Xbox 360 games console. The service offers the choice of a subscription service 'Xbox Music Pass' for US$ 9.99 per month, or free on any Windows 8 device, as well as the option to download tracks on demand.

Subscription services come of age

Subscription services are the fastest growth area in digital music, with subscriber numbers up 44 per cent in 2012 and revenues up 59 per cent in the first half of 2012. They are driven by successful bundling deals with ISPs and mobile operators, an improved user experience, integration with social networks and a greater variety of price points.

Spotify is a growing international brand with more than five million paying subscribers, up from three million in 2011. Spotify is the second largest source of digital music revenue in Europe and in some countries – Finland, Norway and Sweden – the largest. The migration of users from the free to the paid-for service has been central to the success of subscription. Spotify says 20 per cent plus of active users convert to the paid premium service. This ratio increases substantially in its native Sweden, where well over a third of the population uses the service.

20%+ Spotify users convert to its premium service



Maroon 5. *Photo by Mark Seliger*

Deezer too is growing as a global brand, and is now available in 182 countries, supported by ISP partnerships in 20 territories. It has three million paying subscribers worldwide.

Albert Slendebroek, general manager of Dutch indie dance label Armada Music, says: "We're monetising activity in territories where we used to have no returns, and that is thanks to services such as Deezer and Spotify that operate on a global basis and open in new countries all the time."

Aspiro's service **WiMP**, already available in Denmark, Norway and Sweden, launched in the Netherlands under the Ziggo Muziek brand, in partnership with local ISP Ziggo. The service also went live in Germany and Poland in 2012. **rara.com** is a subscription service that is present in 33 countries, and installed on millions of HP and Lenovo manufactured PCs and Android devices.

In addition to these services there are a wide range of local subscription offerings. IFPI tracks more than 30 different subscription services worldwide. In Europe, services include Germany's JUKE and Musicload, Ireland's Eircom Music Hub, TDC from Denmark, Music Me in France and the UK's We7. In the US, MOG, Muve Music, Pandora Premium, Rdio, Rhapsody and Slacker are attracting a growing user base and in Asia, subscription is also a developing sector. Major Korean services include Bugs, MelOn, Mnet, Olleh Music and Soribada. Other regional players include KKBOX, MyMusic and PCCW Moov. In Latin America, services including Rdio and Deezer expanded into the continent in 2012.

IFPI tracks more than 30 subscription services worldwide

Some subscription services have partnered with ISPs and mobile operators to accelerate growth. Such deals allow telecoms companies to sell higher-value packages to their users, reduce customer churn and associate their brands with music while subscription services benefit from the marketing power, billing relationship and user reach enjoyed by telecoms companies. Examples of successful partnerships include Deezer's deal with Orange in France and Spotify's tie-up with KPN in the Netherlands.

Many subscription services have opened up their platforms to third-party app developers. Classify, for example, enables classical music fans to browse Spotify's catalogue by composer, era, genre, instrument, style and mood, as well as access playlists curated by music professionals. Deezer integrated Songkick's concert recommendation API, enabling music fans to find local concert listings based on their listening habits.

> The access model is now a reality for millions of people across the globe. This is a model that works; it is no longer an experiment. We are here to stay.
>
> **Ken Parks, chief content officer, Spotify**

Record companies are licensing subscription services at different price points to appeal to a variety of consumers. Services such as Muve Music in the US and Samsung's Official Top 40 Chart application are examples of pricing models that have broken away from the fixed monthly tariffs.

Subscription services are opening up new market opportunities. Francis Keeling, global head of digital business, Universal Music Group International, says: "New models of subscription – daily, weekly and with different price points – could help expand the market. Many consumers have expensive phones, but don't want to spend £10 a month on music. We need to think about the 18-year-old who has just received a Galaxy smartphone for Christmas. We also need to think about emerging markets such as Russia or Turkey."

Physical stores are also backing digital services. Media Saturn, Europe's largest electronic and entertainment retailer, promotes its subscription service JUKE in-store to traditional music buyers. The service expanded from Austria, Belgium and Germany into Italy, the Netherlands and Switzerland in 2012.

Investor confidence in music subscription is high. In November 2012 Spotify announced a US$ 100 million investment that valued the company at US$ 3 billion, just one month after Deezer announced a US$ 130 million investment from Access Industries.

> We are focusing on building consumers' engagement with music by investing in local editorial in local language. We have people on the ground choosing the best new music. We care about the cultural relevance of our service in any given country.
>
> **Axel Dauchez, CEO, Deezer**

Subscription transforming the industry's business model

Subscription services have played a key role in the revival of some markets. Sweden is the best example, where per capita on music spend leapt by 15 per cent between 2008 and 2012.

The subscription model has changed expectations for an industry long used to a payment model based on payment for songs sold. By contrast with downloads, subscription services pay a royalty every time a song is played. Individual transactions are made every time a song is played so are typically smaller but continue over a longer period of time.

Robert Litsén, COO of Swedish-based Cosmos Music Group, says that subscription presents a different economic model for record labels and artists: "With subscription, you need to look across a longer timeframe to see a return on investment. What's really positive about the new digital marketplace is that feedback is instant, but it also means that you have to be really innovative about the kind of campaigns you put together for each release."

Label executives believe subscription services could change the industry's economic cycle. Per Sundin, managing director of Universal Music Sweden, notes: "In the past, our releases were stacked at the end of the year, with Christmas as the best time to sell CDs. Today, our revenues increase each month and have done for three years. With less focus on the Christmas market, we can spread out the releases of albums at different times, when artists have more of a chance to stand out and campaigns and activities can run over years, not months."

Monetising our video catalogue is a major area of focus. Some advertising-supported video streaming services are performing well and demonstrating significant growth rates, improving revenues and a more compelling customer experience.

Ole Obermann, executive vice president, digital partner development, Sony Music Entertainment

Growth for music video

Music video has grown sharply in popularity over the last few years, with services such as VEVO and YouTube attracting huge global audiences.

YouTube remains the most popular video streaming service in the world, with more than 800 million active users per month. Nine in ten of the most watched videos in the service's history are music-related content. In November 2012, PSY's *Gangnam Style* overtook Justin Bieber's *Baby* to become the most watched YouTube video, with more than one billion views clocked up within just five months of its release date.

VEVO is the most viewed channel on YouTube, with four billion music videos streamed per month, and a music video platform in its own right. Mobile is its fastest growing area, with 21 million mobile and tablet apps downloaded to date. Having launched in Australia, Brazil, France, Italy, New Zealand South Africa and Spain in 2012, the service is now live in 11 markets.

VEVO also invests in its own programming, improving and broadening its content offer to appeal to the global TV advertising market, valued at US$ 197 billion (PWC Global Entertainment & Media Outlook).

Rio Caraeff, president and CEO of VEVO, says: "We're continuing to invest in distribution, opening in new markets from Australia to Brazil. We're building onto multiple devices and platforms from the Xbox and Roku to cable television companies. We're developing more original and exclusive programming in addition to showcasing great music videos."

The next-generation radio experience

Digital technology is helping deliver a next generation radio experience. Internet radio services, such as Last.fm, Pandora, iHeartRadio and Slacker create automatic, customised playlists for listeners from a single reference point – an artist, genre, decade or theme. The ability to skip to the next song adds to the customisation, while many services also rely on professional curators. Extremely popular in the US, these services are creating revenues that did not previously exist and are expanding into additional markets. In the US, a study of consumers by the NPD Group found that listening to free online radio is most popular among young adults (18-25).

Stephen Bryan of WMG, notes: "Half of music consumers prefer a lean-back, radio style experience. There is a big opportunity to migrate these consumers to digital radio services and make it very convenient to discover new music and build a collection."

Pandora is the best-known internet radio service in the US, with 66 million active listeners and accounting for 8 per cent of all radio listening, (up from 5.6 per cent a year ago) It is also expanding internationally, opening in Australia and New Zealand in 2012. Pandora's growth illustrates how recorded music is helping fuel sales of the hardware and devices on which it is played. Joe Kennedy, chief executive and president, sees scope for expansion away from the PC. "We are penetrating areas where people traditionally listen to radio, with 60 brands of car supporting Pandora radio, but we are also now accessing the living room with 650 home consumer products now supporting Pandora."

Slacker, an internet radio service available in Canada and the US, offers three service tiers to its 23 million registered users, or 4.5 million monthly users, ranging from 'Basic Radio', a free advertising-supported service to 'Premium Radio' a full on-demand service at US$ 9.99 a month. With 60 per cent of new subscribers on the "Premium Radio" tier the company says its typical customer is male 25-34 year olds, slightly older than the 'average' free online radio listener.

Europe: Licensing helps digital consumers

The digital music market in Europe is expanding rapidly. Start-ups such as Deezer, JUKE, Spotify, and WiMP compete with established tech giants such as Apple and Amazon. At least four major digital music services, in addition to many smaller players, are present in all EU member states.

This growing market has been driven by progressive licensing on the part of major and independent record companies, whose structures are geared to issuing licences to digital services at different levels - national, European and global.

Individual services decide commercially when and where to launch and grow. For various reasons they may choose not to launch in every European country simultaneously. For example, they need manage their capital, or they may find some markets easier to break than others. They also have to deal with varying levels of technology infrastructure, credit card penetration and unfair competition from piracy. Some services also pursue a partnership with local telecoms companies to affordably reach a mass audience.

Frank Taubert, chief executive of Germany-based subscription service JUKE, says: "We have a pan-European licence from the major record companies, but to succeed with a streaming service, it is vital to have local knowledge. That is extremely difficult for a streaming service to obtain unless it has the right partnerships, local repertoire, local editorial, local representation and people with local marketing expertise."

Many services enable users to take their music with them wherever they travel. Axel Dauchez, the chief executive of Deezer, says: "If you are a Deezer user from France and you travel to Bulgaria, you can still access your complete collection. It is the same portability that people enjoyed with their CD collection. It is their music and they should have access to it from anywhere."

We're trying to capture an audience that has always listened to music, but perhaps only bought a couple of records a year and went to a couple of concerts. We want to bring this audience into the digital environment.

Jack Isquith, senior vice president, strategic development, Slacker

The art of digital marketing

One Direction mobilise an online army

Sonny Takhar, managing director of Syco Music, has seen the impact of the social media phenomenon first-hand with the explosive international popularity of the band One Direction. The band was signed to his label after appearing in the 2010 series of the UK edition of *The X Factor*. The band broke in the US with their debut album *Up All Night*, which sold more than three million copies worldwide. Their second album *Take Me Home* went straight to number one in the charts in 35 countries in its first week of release, selling more than four million copies.

The band has an engaged online fan base, with Syco estimating that One Direction were responsible for around 21 million daily digital interactions over the last year, from online searches to video views. The band has more than 8.1 million followers on Twitter, more than 40 times the number of UK Prime Minister David Cameron. One Direction's video for their single *Live While We're Young* generated 8.3 million views in one day on VEVO in September 2012, setting a record for the service.

Social media played a crucial role in the development of One Direction's career. Takhar attributes the success of the band to three main factors. "First, we had a group with a point of difference and a clear identity that reinvented the boy band for this generation of teenagers. Second, we had a breakthrough track with *What Makes You Beautiful* that was a seminal pop song. Third, we had a powerful route to market that simply didn't exist 10 years ago."

Social media enables artists to have a powerful direct relationship with fans, something that wasn't possible to achieve with traditional media simultaneously on an international scale. Using social media is as important as the A&R process and traditional marketing efforts. Yet artists still have to visit different markets and engage with fans to build on their social networking success.

One Direction fans in the UK acted as effective ambassadors for the band, promoting them on social networking platforms to other users worldwide. Fans overseas then called their local radio stations, asking that they play One Direction's music. The impact of social media and fan-driven support became apparent when the band visited the US for the first time, to support the band Big Time Rush in a performance at the Radio City Music Hall in New York. Police in Manhattan had to close down a street because of the crush of One Direction fans.

Takhar says: "Historically, this sort of thing happened to popular bands on their third or fourth visit to the US. This was One Direction's first time there and yet the fans knew every song and every lyric to every song. They knew all the band members and who their favourites were. Ten years ago it would have taken 12 months to get to that level of engagement."

Our fans are incredible and so creative on social media – they are our extended family and our success around the world is thanks to them!

One Direction



One Direction. *Photo by John Urbano*



Dance label harnesses social media



Armin van Buuren. *Photo by Chris Davison*

Social media is a powerful tool for labels involved with electronic dance music who want to reach a global community of likeminded consumers. Albert Slendebroek is the general manager of Armada Music, an Amsterdam-based independent label that works with artists including top 100 DJs by such as Armin van Buuren (named by DJ Mag as the current number1 DJ), Paul Oakenfold and Dash Berlin.

These DJs are building their audiences through social networks, allowing them to keep their global fan-base updated on new releases, gigs, videos and playlists. By understanding when fans are online and where they are based, Slendebroek says Armada can maximise the impact of their communication to fans.

Social media has become such a key part of the marketing effort that Armada Music employs a large team of social media experts from which a few spend part of their day working solely on Twitter. "Our DJs are attracting a lot of activity on Twitter. It enables us and the fans to have two-way communication and helps us build a community of people worldwide that love our music."

> Fans sign up to social networks like Twitter to follow their favourite DJs, share their playlists and give their opinions. It's great that we can hear directly from our fans about what they like and want us to do more of.
>
> **Armin van Buuren**

These efforts are generating results. Armin van Buuren, for example, has accumulated 800,000 followers on Twitter – a significant number for a dance artist. He also has a weekly radio show that airs in 51 countries and has up to 20 million listeners.

A personal video for every fan: Linkin Park

Linkin Park's ground-breaking sound on their multi-platinum debut album *Hybrid Theory* established them as an internationally renowned band with an extensive global fan base in 2000. Their pioneering use of the internet enabled them to engage a tight online community in an age before Facebook and Twitter made direct artist-to-fan relationships the norm.

Over the last 12 years the band has retained a close relationship with its core fan base through the website Linkin Park Underground. For their 2012 album, *Living Things*, Warner Bros. Records saw an opportunity to create an innovative online campaign to connect the band with an even broader audience.

A series of online innovations gave the band's core fans the means to create a viral buzz around the record that grew organically before being picked up by the media.

"Everything we did had a highly social element" says J Scavo, SVP interactive marketing and e-commerce, Warner Bros. Records. "Linkin Park has wide appeal and a large fan base that loves to hear their music on the radio and stream their tracks, but which is not directly connected to the band on the web. We super-served the core fans first, the folks who will evangelise about the record, to create a gigantic halo effect."

> As well as creating music, a big part of being a musician is getting the art out there and Linkin Park is exemplary in that regard.
>
> **J Scavo, SVP interactive marketing and e-commerce, Warner Bros. Records**

An interactive video for *Lost In The Echo* was the centrepiece of the campaign. Through a microsite, fans would see photos from their Facebook newsfeed depicted in the interactive video, which was set in a post-apocalyptic world where most photographs have been destroyed. The app drew in the metadata from the photos, selecting those relevant to the story in the video: photos passed between the actors elicit extreme reactions, such as reverence or love, depending on the context of the photo.

"Making a video that drew in fans' photos, looking at the context around them to create a really personalised experience was a first." says Scavo. "It made the standard video more meaningful, a personal lens on the video and the song."

The holistic campaign was a huge success, with four times as many people visiting the band's site on the day of release than had visited it on any day in the decade before. The interactive video, described by the band as "special effects on the fly", was the first of its kind and this, combined with the band's relationship with its fans, turned it into a viral sensation.

"The band was the number one driver of creativity, both in their art and how they want to connect with their fans. As well as creating music, a big part of being a musician is getting the art out there and Linkin Park is exemplary in that regard. Reaching out personally really made the difference. The innovative online events that complemented the incredible music caused people to tune back in. Those actions have an explosive viral effect in a socially connected ecosystem."



Linkin Park. *Photo by James Minchin.*

Taking classical digital

Record companies are working to engage classical music fans with digital channels, developing offerings that meet their needs, while also seizing the opportunity to widen the audience they reach.

Decca Classics is headed by managing director Paul Moseley, who looks after an international roster that includes Daniel Barenboim, Cecilia Bartoli and Mitsuko Uchida. Moseley says 2012 was a "tipping point" for the label's digital development, with a fifth of its revenues now deriving from digital channels. He believes the development of a new generation of apps, platforms and services offers an opportunity to improve the digital engagement of classical fans.

The Decca team harnessed a variety of digital platforms to promote Cecilia Bartoli's recent album *Mission*. Decca's interactive marketing campaign sought to increase direct engagement with music fans ahead of the album's launch: via a series of online episodes fans were invited to guess which composer's work she would be performing. When it was revealed to be 17th century Italian composer Agostino Steffani, Decca released an app that enabled users to find out more about him.

The launch of Sinfini Music in November 2012 is a further example of an innovative digital approach to classical music. Sinfini is a Universal-owned platform run by a team of specialist music journalists and marketers. The service is editorially independent and aims to help users who think they may like classical music, but are not sure where to start. Targeting a younger demographic, Sinfini Music provides editorial, streaming playlists, videos and podcasts, to help people discover classical music as well as the ability to purchase recordings and concert tickets.

Decca is also working with technology partners to develop the high definition digital sound experience and to improve the quality of audio files offered to classical music fans.

Moseley also believes that digital channels offer the opportunity for classical labels to reach a wider audience. "We've been working on a programme called *Beethoven For All* with Daniel Barenboim, which aims to take the composer's music to a new worldwide audience. We've worked with iTunes to deliver high-quality audio tracks and ran a global promotional campaign with them."

The challenge for labels is often to ensure that they can monetise the digital success of their performers. "We signed Valentina Lisitsa, dubbed the 'YouTube Pianist', whose videos have been watched more than 50 million times. We want to help her achieve commercial success and are working with her on a digital-only version of Rachmaninov's second piano concerto."

Moseley concludes that while marketing and distribution channels may be changing, A&R is still at the heart of what his label does. "We exist to build artists, take them to superstar level, get their recordings to cut through in a crowded marketplace and develop a long-term relationship with them."



Cecilia Bartoli. *Photo by Uli Weber*

We exist to build artists, take them to superstar level, get their recordings to cut through in a crowded marketplace and develop a long-term relationship with them.

Paul Moseley, managing director, Decca Classics

Music is an engine of the digital world

Recorded music adds value to a broad range of businesses, including digital and social media platforms, device manufacturers search engines, retailers and entertainment venues, broadcasters, merchandisers and concert promoters. All these businesses benefit from the continuous investment record companies make in discovering, nurturing and promoting artistic talent. IFPI figures show the industry annually invests 26 per cent of its revenues – US$ 4.5 billion – in such activity.

Fuelling digital engagement

Artists fuel huge levels of engagement across digital and social media. Research shows that 67 per cent of social network users in 20 countries discuss music and movies, ahead of community issues (46%), sports (43%) and politics (34%) as topics of conversation. Social networks have developed vast user bases, with 66 per cent of global internet users accessing them (Pew Research Center).

Businesses target these large audiences, setting up channels, feeds and profiles to engage with customers. Music is a huge asset for them. A UK study found consumers consider music brands to be the most appealing on such services, with 65 per cent of respondents describing artist and festival pages on Facebook as "appealing or very appealing", a figure which rises to 71 per cent on Twitter (Wiggin 2012 Digital Entertainment Survey).

New research highlights the impact individual artists have on digital and social media. Research firm New Big Sound studied five leading artists – Bruno Mars, Justin Bieber, Katy Perry, One Direction and PSY. The results, shown on this page, reveal those artists alone drive more than 170 million digital interactions a week.

> It's hard to describe the relationship I have with my fans because of social media. But social media has given me the most open and honest relationship possible with my fans. When I speak to them it's direct and when they speak back to me it's the same thing. It's the most real interaction possible.
>
> **Justin Bieber**

WEEKLY DIGITAL INTERACTIONS DRIVEN BY FIVE LEADING ARTISTS

DIGITAL INTERACTION	GLOBAL DIGITAL INTERACTIONS (M)
YOUTUBE VIEWS	110
VEVO VIEWS	59
WIKIPEDIA PAGE LOOKUPS	2
FACEBOOK 'LIKES'	1.5
NEW TWITTER FOLLOWERS	0.9

Source: Next Big Sound. Based on analysis of Bruno Mars, Justin Bieber, Katy Perry, One Direction and PSY. Week of 3rd December 2012.

Artists dominate individual digital and social platforms and fuel their traffic. Seven of the ten most followed people on Twitter are artists, with Lady Gaga and Justin Bieber in first and second place. On Facebook, nine in ten of the most 'liked' people on the social network are musicians, with Rihanna alone attracting more than 62 million "likes". On YouTube, nine in ten of the most watched videos are music related.

9 in 10 of the most liked people on Facebook are artists

> Music creates personal connections and there's huge value in that. If you look across all Google searches, Facebook likes, Twitter follows, YouTube views and so on, how many involve music? It's a currency that connects people.
>
> **Troy Carter, Lady Gaga's manager**



Justin Bieber. *Photo by Ben Watts*



Rihanna. *Photo by Universal Music*

YouTube

Fuelling hardware adoption

Listening to music on the move is a core activity for users of smartphones and tablet computers. Consumers see music as central to the mobile experience. According to Ipsos MediaCT consumer research, smartphones are now the third most popular device for music listening, behind only the computer/laptop and hi-fi/music systems, but already ahead of portable music players, such as MP3 players. Subscription service Deezer reports that 60 per cent of its new subscriptions are generated using mobile phones, while mobile users account for 81 per cent of Pandora's total user base. Tablet owners also use their devices heavily to listen to music, with a US study for the Online Publishers Association in June 2012 finding 51 per cent used them to listen to music, compared with 42 per cent who used them to read books.

Driving the live entertainment industry

Performance rights income now accounts for 6 per cent of industry revenue. The industry continues to work globally to ensure that broadcast and performance rights are fully in place and royalty rates set are fair. The live music industry continues to benefit from years of investment in artists by record companies. The top three grossing live acts of 2012 were Madonna, Bruce Springsteen and the E Street Band and Pink Floyd's Roger Waters, all artists with a significant back catalogue of recordings (*Billboard*).

TOP 10 MOST FOLLOWED ACCOUNTS ON TWITTER

	NAME	FOLLOWERS (M)	PROFESSION
1	JUSTIN BIEBER	34.6M	ARTIST
2	LADY GAGA	34.2 M	ARTIST
3	KATY PERRY	32.5M	ARTIST
4	RIHANNA	28.3 M	ARTIST
5	PRESIDENT OBAMA	27.3M	POLITICIAN
6	TAYLOR SWIFT	24.1M	ARTIST
7	BRITNEY SPEARS	23.9M	ARTIST
8	SHAKIRA	19.8M	ARTIST
9	KIM KARDASHIAN	17.4M	MODEL
10	ELLEN DEGENERES	16.9M	TV PRESENTER

Source: Twitter Counter. 18th February 2013

7 of the top 10 most followed people on Twitter are artists

> Music is the most searched-for art form on the internet, and that doesn't happen by accident. It's driven by investment in new music.
>
> **Max Hole, chairman and CEO, Universal Music Group International**

Attracting customers, driving profits

Music is used in a vast range of commercial contexts, from bars, shops and nightclubs, to radio and television broadcasts. Research conducted in the UK by VisionCritical in April 2012 found that 65 per cent of small and medium sized business owners found music in the workplace made their employees more productive while 40 per cent believed it could increase sales or financial results.

Despite this growth, some very significant markets still unfairly deny artists and producers broadcast and public performance rights. In the US, the corporate radio industry still enjoys music for free while performers earn no royalties. For the music industry, this is an unacceptable situation.

> Music is the media that is most fun to consume on the new generation of digital devices. What is a smartphone without music? You take away half the fun.
>
> **Edgar Berger, president and CEO International, Sony Music Entertainment**

Katy Perry. *Photo by Lauren Dukoff*



Going global: the promise of emerging markets

At the start of 2011, the major international services were present in 23 markets. Today, they are present in more than 100. With smartphone and tablet use increasing in emerging economies, consumers can access music services even where traditional technology and e-commerce infrastructure is not strong.

Markets such as Brazil, India and South Korea are starting to tap their vast potential. Edgar Berger, president and CEO, international, Sony Music Entertainment, says: "The recovery of the music markets means we can invest more in artists and repertoire. In some countries we've doubled A&R spend in the last four years as the market has recovered. Everyone wants to grab a share of a growing market."

Some key developing markets, however, are blighted by poor copyright conditions. Russia, notably, could be a world top 10 market if it can create an effective environment for copyright enforcement.

At the start of 2011, the major international services were present in 23 markets. Today, they are present in more than 100

Brazil: A market set to surge

A huge population, growing economy, expanding middle-class, increasing device penetration and social media use are all driving digital music in Brazil. The total recorded music market grew by 11.2 per cent in the first half of 2012 and by 8.6 per cent in 2011.

Digital sales took off in 2012, following the launch of iTunes at the end of 2011, with revenues expected to have nearly doubled in the past 12 months. Performance rights income has also grown, with Brazil seeing an increase of 29.6 per cent in 2012, the highest rate in the past eight years.

VEVO too has proven successful, launching a local site and achieving more than 100,000 app downloads in the first few weeks. The company has also invested in a local advertising sales team to expand its partnerships with local and international brands.

Defying a global trend, ringback tones sales grew in 2012 with major mobile operators backing the format. The format benefits from being piracy-proof and is offered on a subscription basis, bundled with the operator's billing system. Herb Payan, senior vice president, digital content development, Sony Music Entertainment, adds: "Differentiation of business models is a challenge but also a key component of our digital strategy in Brazil. With the introduction of new services to the market it is becoming cool to use legal services."

Alejandro Duque, vice president, business development and digital, Latin America, Universal Music Group, says Brazil is seen by many as the gateway to the Latin American region, and expects many other digital media business to launch in Brazil in 2013: "We are seeing a significant rise in sales of smartphones and growing internet access in Brazil and once consumers have the hardware, they need the media."

> The launch of iTunes showed that Brazilians are prepared to pay for music. We thought consumers were so used to piracy that they would never buy music again. But this has been proved wrong. Moreover, a new generation of consumers can now have their first music experiences in the legal environment.
>
> **Marcelo Soares, president, Som Livre**

Brazil has many of the elements in place to support a strongly growing digital music market; a strong label scene, a developing retail sector; and an improving technology infrastructure. If the government did more to protect intellectual property rights online this would strengthen the foundations required for future growth. There was encouraging news in 2012 when copyright holders were able to persuade the government to include notice and takedown procedures in its "net neutrality" bill.

Russia: Hurdles to growth can be overcome

Russia has many of the ingredients to have a successful music business. It has an outstanding musical heritage and contemporary artists with global appeal, such as the rapper Timati who has topped the charts across Europe, and classical pianist Denis Matsuev. It also has the largest online population in Europe, albeit with relatively low credit card penetration and online spending.

Given these factors, Russia should be one of the recording industry's top 10 markets. At the moment, however, Russia is the 23rd largest market, below Poland in terms of size, failing to maximise its enormous potential. This is despite the investment in domestic talent by labels such as Gala, founded in 1988 and one of Russia's largest record companies.

Russia has 12 licensed services, including iTunes, accounting for more than a quarter of industry revenues

Russia has a nascent digital music business. There are 12 licensed services, accounting for more than a quarter of overall music sales revenues, with iTunes opening in December 2012. But these services face an enormous hurdle to becoming successful and sustainable, given the competition from unlicensed services that circumvent all the normal costs of operating a licensed business.

The most significant unlicensed service is vKontakte, Russia's leading social network. vKontakte has built its user base with the help of an unlicensed music service: hosting and providing access to tracks; highlighting their availability by publishing charts of the most popular songs; and making it easy for users to locate and listen to them.

Despite the company's attempt to evade responsibility, by saying the tracks are uploaded by its members, pressure is mounting on vKontakte to address the problem. Entertainment companies are urging the business to take steps to bring its business practices in line with other social networking sites such as Facebook. In November 2012, a case brought by Gala Records ended in a landmark court ruling, confirming that vKontakte is guilty of distributing unlicensed music. The ruling concluded the case, following a number of earlier judgments in lower courts, and paved the way for further actions by rights holders.

RUSSIA WORLD RANKINGS	
GDP	7th
NUMBER OF INTERNET USERS	10th
RECORDED MUSIC MARKET	23rd

Source: CIA World Factbook, IFPI

The industry has called for government to support its music sector, by ensuring Russian law makes it clear that services such as vKontakte are obliged to take reasonable steps to prevent copyright infringement and that it is illegal for such services to induce or knowingly facilitate infringement. If the right balance is struck, IFPI believes the digital music marketplace can grow exponentially, but the key is to ensure there are incentives for reasonable conduct that will expand legitimate commerce rather than mass copyright infringement.

The Russian government can also help in addressing some of the issues rights holders face when bringing infringement cases before the courts. Streamlining the requirements for the provision of evidence would make it more cost-efficient for rights holders to bring cases. If effective injunctions were available to stop unlicensed businesses trading, this could stop them continuing to generate revenues even after their activities have been judged illegal in court. In addition, making provision for the personal liability of directors of infringing companies would stop individuals acting as serial infringers by setting up a succession of unlicensed services.


YAMAHA
Denis Matsuev. *Photo by Sony Music Russia*

India: Nearing an all-time high

The Indian recorded music market grew for the third consecutive year in 2012, with digital sales overtaking physical sales.

Digital growth in India has been predominantly through mobile channels. Streaming services too are beginning to take off with young consumers and an expanding middle-class driving digital consumption. With 2012 revenues approaching an all-time high, some within the business believe India could become a top 10 global market.

> The Indian music scene has traditionally been driven by Bollywood, but changing demographics, massive internet exposure to global music trends and a progressive youth culture are leading to evolving tastes and this growing market is set to be much more diverse in the future.
>
> **Mandar Thakur, chief operating officer, Times Music**

India's mobile phone market grew hugely in 2006 and has since gained more than half a billion subscribers, taking the total today to 900 million. Music plays a key role in mobile operators' customer acquisition, branding and engagement strategies, as smartphone adoption rises. Leading operators such as Airtel, Vodafone, Idea and Tata Docomo offer a range of music services including ringtones, ringback tones, downloads and mobile radio streaming services – which are usually bundled into subscription packages. Mobile radio services are evolving to offer multi-language stations and intelligent playlists.

> The concept of daily subscription for all kinds of music products on mobile is well instilled in India.
>
> **Shridhar Subramaniam, president, Sony Music India and Middle East**

Streaming services such as Gaana, Dhingana and Saavn and download stores are beginning to emerge. Unlike music offerings from mobile operators, independent services face some key challenges, such as establishing a billing relationship with customers in a country where only 1 per cent of the population has a credit card (Reserve Bank of India).

India's emerging music business is still struggling to compete with piracy. IFPI estimates that more than half of internet users (54%) access unlicensed services on a monthly basis in India – a huge market potential, if some of them can be migrated to licensed services.

> We have been working hard to license a range of services that meet the needs of consumers. India now has a diverse market, download stores, streaming services and bundled offers.
>
> **Devraj Sanyal, managing director of Universal Music India**

The Indian courts have started to act to support legitimate digital and creative industries. In February 2012, the Calcutta High Court issued an injunction ordering 11 ISPs to block access to the infringing website songs.pk. A further judgment in March 2012 ordered 387 ISPs to block access to 104 infringing websites. IFPI estimates that with this single action, nearly 10 million internet users stopped accessing these sites. In February 2013, the courts ordered all these ISPs to block a further 162 websites. However, more action is needed to tackle other unlicensed sites to enable emerging licensed services to grow.

The physical market in India is dominated by local repertoire with Bollywood soundtracks hugely popular. Domestic repertoire accounts for an even greater share of digital sales. This is a vibrant market with more than 500 music labels releasing music in over 20 languages. India's music tastes are changing and with consumers increasingly open to modern interpretations of the traditional Bollywood sound and many labels have started to invest in this area. As the market improves, and a growing middle-class starts to embrace its own popular culture, many suggest India could become the second-largest market in Asia.



Strong market potential in The Netherlands

The Netherlands is a top 10 recorded music market, but digital revenues are still underperforming their potential, representing an estimated 27 per cent of recording industry income in 2012. Piracy levels were historically high, fuelled partly by the government's reluctance to declare that downloading from an illegal source was itself illegal. Yet things are changing as steps have been taken to tackle online piracy and as licensed services expand their activities. The Netherlands has the potential to see the sort of market turnaround that Sweden has enjoyed in recent years.

A series of successes against piracy have helped the legitimate market develop in the Netherlands. One came in January 2012, when Megaupload was closed down by the US authorities. This led to many other leading cyberlocker sites, such as Filesonic and Fileserve, disabling sharing facilities or shutting down. Soon after, access to The Pirate Bay, then the biggest unlicensed service in the Netherlands, was blocked by two ISPs following a court case, with the others following in May 2012. The effect of both events in the Netherlands was noticeable. According to IFPI figures, around 6.6 million Dutch internet users were using unlicensed services in January 2012; this fell by 4 per cent to 6.1 million by December 2012.

At the same time, many Dutch consumers have engaged with licensed services, encouraged by innovations such as Spotify's partnership with major telecom company KPN and T-Mobile's partnership with Deezer – both of which were heavily marketed.

Rick van Schooten, managing director, Sony Music Entertainment Benelux, says: "It seems the Dutch consumer is starting to follow the Swedes and switching to streaming services in a big way. We've seen this sector explode in the last year."

2012 online use of Spotify v the Pirate Bay in the Netherlands



The Pirate Bay
Spotify
3.0
2.5
2.0
1.5
1.0
0.5
0
million users
Dec 2011
Jun 2012
Dec 2012

Source: ComScore

> If you had told me five years ago that two of the biggest telecoms companies in the Netherlands would be running major campaigns promoting music services, I would have said you were dreaming. Today, it is a reality and other telecoms companies are eager to launch their own music offerings.
>
> **Kees van der Hoeven, president, Universal Music Netherlands**

Boosted by subscription services, the Dutch market is estimated to have had the biggest digital growth among the major European markets in 2012 (+66%). Ken Parks, chief content officer, Spotify, is optimistic: "Partnering with telecoms companies has proved an effective route to market for us. Our first success was with Telia in Scandinavia. The KPN deal is helping us penetrate the Netherlands in a really amazing way."

> **The Dutch digital music market saw the biggest growth in Western Europe at 66 per cent**

Despite this advance in the digital sector, total sales are expected to have declined in 2012 due to heavy falls in physical format sales. As the digital share of the market grows, The Netherlands may soon bounce back to growth.

The industry has called for government to take further action against unlicensed services, since licensed services will struggle to compete in the long-term. Actions such as expediting the legal process required to block access to mass copyright infringing websites, and changing the law to make it unlawful to download or stream from an illegal source, would significantly improve market conditions.

Kees van der Hoeven, president of Universal Music Netherlands, believes that such an improved environment would help Dutch record companies invest in local talent. "As an industry, we have continued to undertake A&R work in the Netherlands, with up to 60 per cent of our top 10 best sellers being Dutch performers. If revenues can return to growth then it means we can sign even more great local artists."

> We have protected our A&R budget in recent years, continuing to sign local artists such as Aliyah Kolf, but we would be able to increase our investment in the next generation of Dutch talent if the market begins to grow again.
>
> **Rick van Schooten, managing director, Sony Music Entertainment Benelux**

Engaging with online intermediaries

The predominant focus of this report is on what the music industry is doing to help itself develop a thriving business in the digital world. However, investing in talent, innovating with technology and licensing repertoire are not alone sufficient to ensure the industry's future success. Copyright protection and enforcement help underpin the industry's business. As an illustration of the continued serious impact of internet piracy, IFPI estimates, based on data from both Nielsen and ComScore, that as many as a third of all internet users (32%) still regularly access unlicensed sites.

The top priority in securing a fair legal environment is to have the effective cooperation of "intermediaries" – companies and industries such as advertisers, internet service providers, search engines and payment providers whose activities have a decisive influence in shaping a legitimate digital music business.

Even users of pirate services want action on piracy

WHAT CONSUMERS THINK	ALL INTERNET USERS	PIRATE USERS
Search engines should give priority to legal digital music services over pirate services when they show their search results	60%	59%
Accessing music through services that don't have the copyright owner's permission is unfair to those creating and producing the content	59%	58%
Companies should not advertise on websites that offer music without the copyright owner's permission	55%	56%
I don't know where to find legal music online, so I use other services instead	24%	31%

Source: Ipsos MediaCT

Advertising: Tackling a major source of funding for music piracy

Advertising is a major source of funding for unlicensed music services worldwide. Brand owners typically want to avoid the reputational damage that can be caused when their advertisements are placed on websites that engage in or facilitate unlawful activity. They also want to be sure their advertising budget is not providing financial support to unlicensed websites. Many companies are unaware or not directly in control of where advertising is placed, and there may be several intermediaries between them and the websites on which their ads appear.

Rights holders are working with advertisers and intermediaries – media agencies and advertising networks - to help them address this problem. Efforts centre on advertisers and intermediaries promptly removing adverts when notified and implementing proactive measures to stop adverts on rogue sites in the first place.

IFPI regularly sends notices to companies found to be advertising on copyright-infringing sites. Respondents are generally unaware that their advertising has appeared on unlicensed sites due to the complex communication lines between the brand owner who ultimately pays for the ad, and the website on which the ad appears. The system is clearly limited in its effectiveness. While many companies say they will take steps to remove their ads from a specific site, often ads reappear on the same or similar sites and it is clear that reactive steps are not sufficient to solve the problem. Clearer industry agreements and codes of practice are needed to ensure that all those in the online advertising supply chain take their share of responsibility for where ads are ultimately placed.

> Is it acceptable to tolerate advertising revenues being gobbled up by a service provider who fosters the free sharing of illegal music files?
>
> **Michel Barnier, EU Commissioner for internal market and services, Midem 2013**

In May 2012, the leading advertising industry trade bodies in the US published a statement of best practice that encourages brand owners and media agencies to contractually require all businesses in the supply chain to take steps to prevent ads appearing on infringing sites, and quickly remove any placed in error. In the UK, Internet Advertising Sales Houses operates a code of conduct prohibiting its member ad networks from placing adverts on infringing sites while Digital Trading Standards Group is a new initiative from industry measurement body ABC developing best practice guidelines within the industry.

Many individual advertisers are also pulling their presence from pirate websites. In January 2013, Levi's announced it was pulling its advertising from unlicensed services following a report from the University of Southern California's Annenberg Innovation Lab which highlighted the role advertising was playing in funding online piracy. In 2012, Canada's Department of Finance quickly pulled adverts for its Economic Action Plan from The Pirate Bay, after the *Ottawa Citizen* revealed they had been placed there, blaming the networks that placed its advertising.

Search engines – a vital role to play

Search engines are the first port of call for many internet users looking for music online, and more than half of those accessing unlicensed services in the UK (51%) found those services through a search engine (Harris Interactive, Jan 2012). With no search engines taking effective steps to direct users to licensed services, consumers are often directed towards the illegal operators.

The solution promoted by the music industry is for search providers to help direct their customers to licensed services. This would be a socially responsible measure that is demonstrably feasible technically and has widespread support. Consumer research by Ipsos MediaCT across nine countries, found that an average of six in 10 internet users (60%) believe that search engines "should give priority to legal digital music services over pirate services when they show their search results".

In August 2012, Google announced it was altering its algorithm to take into account the number of infringement notices it had received from rights holders about specific sites. This was in order to "help users find legitimate, quality sources of content more easily." That is a welcome step in principle, but unfortunately has not seen any impact. Paul McGuinness, manager of U2, believes more commitment is needed: "It seems incomprehensible that a company with as much corporate genius as Google can appear so clunky when it comes to doing something about piracy."

A search for the name of any artist followed by the term "mp3" still returns a vast number of illegal links on the first page of results. The industry continues to urge Google to implement the policy effectively, while encouraging other search providers to enact meaningful policies.

Following steps taken by Google, the recording industry has been able to submit more requests to remove links to infringing content. However, the number of requests that Google accepts through its interface is still only a fraction of the huge volume of infringing links available.

The industry believes search engines could also do more to ensure that they do not generate advertising income for illegal sites through the use of their online tools, or inadvertently derive financial benefit from advertising placed by illegal sites. Rights holders remain engaged in discussions with search engines across all of these areas in an attempt to persuade them to be socially responsible actors in the digital economy. This is a top priority for music companies in 2013.

> It seems incomprehensible that a company with as much corporate genius as Google can appear so clunky when it comes to doing something about piracy.
>
> **Paul McGuinness, manager, U2**

Infringing links dominate search results

ARTIST	INFRINGING LINKS ON THE FIRST PAGE OF SEARCH RESULTS BY ARTIST NAME AND "MP3"		
	GOOGLE	YAHOO	BING
MACKLEMORE	100%	70%	70%
BRUNO MARS	90%	70%	70%
THE LUMINEERS	70%	60%	60%
TAYLOR SWIFT	80%	80%	80%
WILL.I.AM	90%	80%	80%

Source: IFPI. Top five artists in the Billboard Top 100, 1st February 2013

More than half of those accessing unlicensed services in the UK found them through a search engine

Further ISP cooperation needed

Internet service providers (ISPs) have direct relationships with internet users and can have a profound influence in encouraging and educating their customers to use the internet legally and responsibly. ISPs have been asked to block users' access to illegal websites and to engage them in educational programmes, such as sending notices when they are identified as infringing, informing them about licensed music services and warning of possible legal consequences if they continue to infringe. Where it has not been possible to achieve this voluntarily, the industry has sought legislation or pursued court action to establish legal precedents.

Website blocking has proved to be an effective way of curbing the use of individual illegal services. ISPs have been ordered to block users' access to copyright infringing sites in a total of 12 countries. In Asia, governments or courts in India, Malaysia and South Korea have ordered infringing websites to be blocked. In Europe, courts in Austria, Belgium, Denmark, Finland, Greece, Italy, the Netherlands and the UK have ordered ISPs to block users' access to infringing services such as The Pirate Bay.

Blocking orders have a significant impact on usage of illegal websites. In five European countries where blocks were imposed on The Pirate Bay (Netherlands, Belgium, Finland, Italy and UK), usage levels fell 69 per cent during the full year (ComScore/Nielsen). By contrast, in countries without the block, traffic rose by 45 per cent. There was also a wider correlation with levels of BitTorrent piracy. The five countries with the block saw a 7 per cent increase in BitTorrent use in 2012, compared with an increase of 22 per cent for countries without the block.

Website blocking works



Pirate Bay users in countries without the block
Pirate Bay users in countries with the block
million users
25.0
20.0
15.0
10.0
5.0
0.0
Dec 2011
Dec 2012

Source: IFPI

Further ISP cooperation needed

Despite these positive effects, litigation to block websites can be a cumbersome and expensive process, and more needs to be done to enable rights holders to expedite the process so that swifter action on multiple sites can be taken, while still ensuring due process for the affected sites. Research from Ipsos MediaCT found that even 43 per cent of those that use pirate sites think access to them should be blocked or they should be shut down so that people cannot access them.

In several countries, ISPs have notification programmes aimed at migrating their customers to licensed services. The schemes involve ISPs notifying the account holder that their connection is being used illegally, with deterrent consequences such as fines to follow if warnings are repeatedly ignored.

These programmes have been effective where they have been introduced. In France, use of peer-to-peer (P2P) services fell by 17 per cent after notices started being sent to internet users in October 2010 under the auspices of the government body Hadopi. Hadopi has now sent more than one million notices, with only 8 per cent of infringers receiving a second warning. P2P use in New Zealand fell by 16 per cent after the introduction of a similar notice sending programme.

South Korea also shows positive evidence of the impact of active steps by intermediaries. A government body is responsible for sending notices to service providers, primarily cyberlocker operators, when their users infringe. The cyberlocker operators then inform their users of their illegal activity. Cyberlocker providers also now need to register with the government following the passing of recent legislation. The programme has been effective in reducing infringing cyberlocker activity in South Korea, with the number of users in the country falling by 22 per cent in the past year.

The enforcement programme has, over a period of years, helped the licensed digital marketplace in South Korea significantly. The country's music market grew by 65 per cent between 2007, when the measures were introduced, and 2011, while Korean repertoire has exploded in the region and abroad. The country has advanced from being 23rd largest market in the world in 2007 to the 11th in 2012.

In the US, the formation of the Center for Copyright Information (CCI), backed by a coalition of rights holders and five leading ISPs, led to the implementation of a similar programme on a voluntary basis. The CCI says that the programme is intended to be primarily educational, with "mitigation measures", such as a compulsory copyright tutorial or the slowing of broadband connections, applying after repeated messages to users. It will also undertake a range of education initiatives. The programme is expected to be implemented in early 2013.

Payment providers step up action on illegal sites

The recording industry continues to work with payment providers, such as MasterCard, Visa and PayPal, to ensure their payment services are not being used by unlicensed services. IFPI estimates that the programme has prevented US$ 530 million of illegal trade since launch in 2011, based on the revenues the each service generated before payment services were removed.

In the UK, IFPI, the City of London Police and a growing number of payment providers have been cooperating since March 2011 in a process that has prevented 52 illegal websites, based in Russia and Ukraine, from abusing payment services. The programme is thought to have been a major deterrent, since operators understand that they will not find it easy to secure services from internationally recognised payment providers. Providers, such as American Express and PayPal, which have direct relationships with merchants, now proactively remove their services from infringing websites without waiting for notification. Cooperation is now extending to tackling unlicensed cyberlockers.

> We need to challenge the notion that piracy hurts no one and explain to consumers that there are plenty of ways to get content legally.
>
> **Jill Lesser, executive director, Center for Copyright Information (US)**

Tackling illegal online businesses

Disrupting pirate services is an essential part of the music industry's campaign to support legitimate digital businesses. In 2012, legal actions led to the closure of a number of high-profile sites and services – including leading cyberlocker service Megaupload and popular BitTorrent sites Demonoid and BTJunkie.

Disrupting unlicensed cyberlockers

Cyberlockers, which enable users to upload, store and share files in a dedicated hosting space can act as massive file-sharing services. They make money from advertising and from selling premium accounts that enable users to download files faster. The most heavily used lockers for music include 4shared, zippyshare and Turbobit.

Closure of Megaupload – the ripple effect on cyberlocker piracy



000 users online
140,000
135,000
130,000
125,000
120,000
115,000
110,000
105,000
Dec 2011
Jun 2012
Dec 2012

Source: IFPI

Megaupload was one of the biggest brand names in unlicensed content file hosting before it was shut down by the FBI in January 2012. The FBI estimates the business generated US$ 175 million in revenues and estimated the damage to the creative industries in the region of US$ 500 million. The operators of Megaupload now face criminal charges. The site's closure had a ripple effect through the sector with services such Hulkshare and Mediafire quickly changing their operations to implement filtering, or dropping rewards programmes designed to encourage users to upload large amounts of material. The use of these services fell sharply throughout 2012.

US$ 175 million – FBI estimate on the revenue generated by Megaupload

Reducing pre-release leaks

A key part of IFPI's role is to reduce the risk of music leaking online before it is released. Pre-release leaks hit an album or single at the most vulnerable point in their sales cycle, undermining labels' marketing and promotion efforts.

Record labels have improved how pre-release material is distributed internally during the build up to release while measures such as copy-protection, watermarking, alert systems to detect phishing emails and security guides for staff have all reduced leaks. Serious pre-release leaks are now less frequent as a consequence of these measures.

Hacking remains a problem for music companies, however. The industry won a major case in 2012 after hackers obtained and distributed pre-release content. IFPI investigators identified the source of the illegally distributed music and took their evidence to the FBI and German police. A criminal investigation led to the arrest, prosecution and sentencing of five people and the disruption of the group has had a noticeable impact on global pre-release piracy.

IFPI also works to ensure links to illegally hosted content are quickly removed, even after it has been officially released. This high volume notice and takedown programme reduces internet traffic, and therefore revenues, for the infringing sites as well as creating a large number of "dead" links that make it more difficult for internet users to find infringing content. In 2012, IFPI and its national groups identified 15.9 million infringing files for removal, an increase on 2011, despite a decline in the overall number of links offered by cyberlockers. While such an approach has a significant impact, it remains an unsatisfactory and inefficient remedy to tackle massive online infringement.



Digital Music Services Worldwide

The featured list of licensed digital music services appears on the Pro-Music information resource (www.pro-music.org) and is the most comprehensive directory of the world's legal music services. The list numbers around 500* licensed services in over 100 territories.

A

AFGHANISTAN: Deezer **ALBANIA:** Deezer **ALGERIA:** Deezer **ANDORRA:** Deezer **ANGOLA:** Deezer **ANGUILLA:** iTunes **ANTIGUA & BARBUDA:** Deezer, iTunes **ARGENTINA:** BajáMúsica, Batanga, Deezer, Faro Latino, iTunes, Larala, Movistar, Personal, Sonora, Ubbi, Xbox Music, YouTube **ARMENIA:** Deezer, iTunes **AUSTRALIA:** Bandit.fm, BBM Music, BigPond Music, Cartell Download, DaDa, DanceMusicHub, Deezer, Fishpond, Getmusic, Guvera, iTunes, Jamster, JB Hi Fi NOW, Liveband, Mobile Active, MOG, Music Unlimited, Nokia Music, Optus, Pandora, rara.com, Rdio, Samsung Music Hub, Spotify, The InSong, Third Mile, Ticketek Music, VEVO, VidZone, Virgin, Xbox Music, YouTube, zdigital **AUSTRIA:** 3Music, 7digital, A1, AmazonMP3, Artistxite, Deezer, DG Webshop, eMusic, Finetunes, iTunes, Jamba, JUKE, Ladezone, Last.fm, Mediamarkt, Musicload, Mycokemusic, MySpace, Nokia Music, Orange, Preiser, rara.com, Saturn, Simfy, SMS.at, Soulseduction, Spotify, Telering, T-Mobile, VidZone, Weltbild, Xbox Music, YouTube, Zed, Zero Inch **AZERBAIJAN:** Deezer, iTunes

B

BAHAMAS: Deezer, iTunes **BAHRAIN:** Deezer, iTunes **BANGLADESH:** Deezer **BARBADOS:** Deezer, iTunes **BELARUS:** Deezer, iTunes, Yandex Music **BELGIUM:** 22tracks, 7digital, Beatport, Dance-Tunes, Deezer, DjTUNES, Downloadmusic.be, eMusic, Fnac, iTunes, Jamba, Jamster, Juke, Junodownload, La Mediatheque, Legal Download, Music Unlimited, MUZU.TV, rara.com, Rdio, Simfy, Skynet, Spotify, VidZone, Xbox Music, YouTube **BELIZE:** Deezer, iTunes **BENIN:** Deezer **BERMUDA:** iTunes **BHUTAN:** Deezer **BOLIVIA:** Batanga, Deezer, iTunes **BOSNIA AND HERZEGOVINA:** Deezer **BOTSWANA:** Deezer, iTunes **BRAZIL:** Deezer, Ideas Musik, iMusica, iTunes, Mercado da Musica, MSN, Mundo Oi, Nokia Music, Power Music Club (GVT), rara.com, Rdio, Sonora, TIM, UOL Megastore, VEVO, Vivo, Xbox Music, Yahoo! Music, YouTube **BRITISH VIRGIN ISLANDS:** iTunes **BRUNEI:** Deezer, iTunes **BULGARIA:** 4fun, 7digital, Deezer, eMusic, Globul, Hitbox, iTunes, M.Dir.bg, Mobiltel, Musicspace **BURKINA FASO:** Deezer, iTunes **BURUNDI:** Deezer

C

CAMBODIA: Deezer, iTunes **CAMEROON:** Deezer **CANADA:** 7digital, Archambault, ArtistXite, AstralRadio, BBM Music, Bell, Blackberry Music, CBC Music, Classical Archives, Deezer, eMusic, Galaxie, iTunes, Mediazoic, Motime, Music Unlimited, Puretracks, rara.com, Rdio, Siren Music, Slacker, Songza, TELUS, The Vault, VEVO, Xbox Music, YouTube, Zik **CAPE VERDE:** Deezer, iTunes **CAYMAN ISLANDS:** iTunes **CENTRAL AFRICAN REPUBLIC:** Deezer **CHAD:** Deezer **CHILE:** Batanga, Bazuca, Claro, Deezer, Entel-Napster Mobile, iTunes, Mimix, Movistar, Nokia Music, Portaldisc, Sonora, YouTube **CHINA:** Baidu, China Mobile, China Unicom, Duomi, Kugou, Kuwo, Nokia Comes With Music, Tencent, Xiami **CHINESE TAIPEI (TAIWAN):** Deezer, Emome, Far Eastone, Hami Music, iNDIEVOX, iTunes, KKBOX, muziU, myMusic, Omusic, rara.com, Taiwan Mobile, VIBO, YouTube **COLOMBIA:** Batanga, Codiscos, Deezer, ETB, Ideas Comcel Music Store, iTunes, Movistar, Prodiscos, Sonora, Tigo **COMOROS:** Deezer **COSTA RICA:** Batanga, Deezer, iTunes **CROATIA:** Cedeterija, Dallas Music Shop, Deezer, Fonoteka **CYPRUS:** 7digital, Deezer, eMusic, iTunes **CZECH REPUBLIC:** 7digital, Bontonline, Clickmusic, Deezer, eMusic, iTunes, Koule, Mixér.cz, MusicJet, O2, rara.com, Supraphonline, T-Mobile, YouTube

D

DEMOCRATIC REPUBLIC OF CONGO: Deezer **DENMARK:** BibZoom, Bilka, Deezer, eMusic, Inpoc, iTunes , M1, Music Unlimited, rara.com, Rdio, Shop2download, Spotify, TDC Play, TouchDiva, VidZone, VoxHall, WavesOut, WiMP, Xbox Music, YouSeeMusik **DJIBOUTI:** Deezer **DOMINICA:** Deezer, iTunes **DOMINICAN REPUBLIC:** Deezer, iTunes

E

EAST TIMOR: Deezer **ECUADOR:** Batanga, Deezer, iTunes **EGYPT:** Alamelphan, Deezer, iTunes, Mazzika Box **EL SALVADOR:** Batanga, Deezer, iTunes **EQUATORIAL GUINEA:** Deezer **ERITREA:** Deezer **ESTONIA:** 7digital, Deezer, eMusic, iTunes, rara.com, Rdio **ETHIOPIA:** Deezer

F

FIJI: Deezer, iTunes **FINLAND:** 7digital, CDON , City Market CM, Deezer, Digianttila, download.MTV3.fi, eMusic, iTunes, Music Unlimited, Nokia Music, NRJ Kauppa, rara.com, Rdio, Spotify, VidZone, Xbox Music **FRANCE:** 121 MusicStore, 7digital, AmazonMP3, Beatport, Beezik, Carrefour, cd1d, Cultura, Daily Motion, Deezer, Dogmazic, eMusic, Ezic, Fnac, Google Play, iTunes, Jamendo, Jazz en ligne, Last.fm, MiooZic, Music Unlimited, musicMe, Musicovery, MyClubbingStore, MySurround, Nokia Music, Nuloop, Off TV, Orange, Qobuz, rara.com, Rdio, Samsung Music Hub, SFR Music, Spotify, Starzik, VEVO, VidZone, Virgin, Xbox Music, Yasound, YouTube, Zaoza

G

GABON: Deezer **GAMBIA:** Deezer, iTunes **GEORGIA:** Deezer **GERMANY:** 7digital, AmazonMP3, Artistxite, Beatport, boomkat, Classics Online, Clipfish, Deezer, digital-tunes, DJ Download, DJ Shop, djtunes, Elixic, eMusic, e-Plus unlimited, Eventim Music, Finetunes, Google Play, Highresaudio, iTunes , Jamba, Juke, Junodownload, Last.fm, Linn, Maxdome, Mediamarkt, Medion, MTV,

**500 – although services are listed in every country they appear, they are only counted once in the overall figure e.g. iTunes is counted once in the figure of 500 etc.*

GERMANY: Music Unlimited, Musicload, Musik Gratis, MUZU.TV, MyVideo, Napster, Naxos Music Jazz Library, Naxos Music Library, Nokia Music, O2 Music, othermusic.com, primalrecords.com, Putpat, QTom, rara.com, Rdio, Samsung Music Hub, Saturn, Schlager.tv, shop2download, Simfy, soulseduction, Spotify, tape.tv, T-Mobile, Tonspion.de, trackitdown, traxsource, Videoload, VidZone, Vodafone, Weltbild, whatpeopleplay.com, WiMP, Xbox Music, Zero Inch, zwo3.net **GHANA:** Deezer, iTunes **GREECE:** 7digital, Akazoo, Cosmote, Deezer, eMusic, iTunes, mpGreek, Wind **GRENADA:** Deezer, iTunes **GUATEMALA:** Batanga, Deezer, iTunes **GUINEA:** Deezer **GUINEA-BISSAU:** Deezer, iTunes **GUYANA:** Deezer

H

HAITI: Deezer **HONDURAS:** Batanga, Deezer, iTunes **HONG KONG:** 3Music, CMHK Soliton, Deezer, Eolasia.com, hifitrack, iTunes, KKBOX, Moov, Musicholic, MusicOne, Qlala, rara.com, SmartOne, Soliton, YouTube **HUNGARY:** Dalok, Deezer, Hungaroton, iTunes, rara.com, Songo, YouTube, Zene! 24/7, Zenewebshop

I

ICELAND: Deezer, Gogoyoko, Tonlist.is **INDIA:** 7digital, Artist Aloud, Dhingana, Flyte (Flipkart), Gaana, In, IndiaONE, iTunes, Meridhun, My Band, Nokia Music, Raaga, Saavn, Saregama, Smash Hits, TeluguOne **INDONESIA:** Deezer, iTunes, YouTube **IRAQ:** Deezer **IRELAND:** 7digital, ArtistXite, Bleep, Deezer, Eircom MusicHub, eMusic, Golden Discs, iTunes, Last.fm, Meteor Music Store, Music Unlimited, MUZU.TV, MySpace, Nokia Music, rara.com, Spotify, VEVO, VidZone, We7, Xbox Music, YouTube **ISRAEL:** iTunes, YouTube **ITALY:** 7digital, AmazonMP3, Azzurra Music, BBM Blackberry Music, Beatport, Cubo Musica, Deezer, eMusic, Esselunga MusicStore, Feezy, Google Play, IBS, InnDigital, iTunes, Jamba, Juke, Last.fm, Music Unlimited, Net Music Media World, Nokia Music, Playme, rara.com, Samsung, MP3.it, Music Hub, Spotify, VEVO, Xbox Music, YouTube **IVORY COAST:** Deezer

J

JAMAICA: Deezer, REGGAEinc **JAPAN:** Aniloco, Beatport, Best Hit J-Pop, clubDAM, Dwango, Hudson, ICJ INC, iTunes, Lismo, Listen Japan, mora, mu-mo, Music Airport, Music Unlimited, Music.jp, Musico, Musing, Naxos Music Library, NTT DoCoMo, Oricon ME, Reco-Choku, Yamaha Music, YouTube **JORDAN:** iTunes, Deezer

K

KAZAKHSTAN: Deezer, iTunes, Yandex Music **KENYA:** Deezer, iTunes **KIRIBATI:** Deezer **KUWAIT:** Deezer **KYRGYZSTAN:** Deezer, iTunes

L

LAOS: Deezer, iTunes **LATVIA:** 7digital, Deezer, eMusic, iTunes, rara.com **LEBANON:** Deezer, iTunes **LESOTHO:** Deezer **LIBERIA:** Deezer **LIBYA:** Deezer **LIECHTENSTEIN:** 7digital, Deezer **LITHUANIA:** 7digital, Deezer, eMusic, iTunes, rara.com **LUXEMBOURG:** 7digital, Deezer, eMusic, iTunes, rara.com, Spotify, VidZone

M

MACAU: iTunes **MACEDONIA:** Deezer **MADAGASCAR:** Deezer **MALAWI:** Deezer **MALAYSIA:** 7digital, Celcom Channel X, Deezer, DigiMusic, Gua Muzik, Hypptunes, iTunes, KKBOX, Maxis Music Unlimited, rara.com, U Mobile Planet Music, Wowloud, YouTube **MALDIVES:** Deezer **MALI:** Deezer **MALTA:** 7digital, Deezer, eMusic, iTunes **MARSHALL ISLANDS:** Deezer **MAURITIANA:** Deezer **MAURITIUS:** Deezer, iTunes **MEXICO:** BBM Music, Coca-Cola FM, Corona Music, Deezer, Entretonos Movistar, EsMas Movil, Flycell, Ideas ContesTone, Ideas Musik, Ideas Radio, Ideas Streaming, Ideas Telcel, iTodo, iTunes, Mientras Contesto de Iusacell, Mixup Digital, Movistar, Nextel Shotsonline, Nokia Music, rara.com, Sonora, Terra Live Music, Terra TV, Xbox Music, YouTube **MICRONESIA:** Deezer, iTunes **MOLDOVA:** Deezer, iTunes **MONACO:** Deezer **MONGOLIA:** Deezer, iTunes **MONTENEGRO:** Deezer **MOROCCO:** Deezer **MOZAMBIQUE:** Deezer, iTunes

N

NAMIBIA: Deezer, iTunes **NAURU:** Deezer **NEPAL:** Deezer, iTunes **NETHERLANDS:** 7digital, Countdownload, Dance-Tunes, Deezer, Downloadmusic.nl, eMusic, GlandigoMusic, iTunes, Jamba, Juke, Last.fm, legal download, Media Gigant, Mediamarkt, Mikkimusic, MP3 Downloaden, MSN, MTV, Music Unlimited, Muziekweb, Nokia Music, Radio 538, rara.com, Rdio, Saturn, Spotify, Talpadownloads, TuneTribe, VidZone, Xbox Music, You Make Music, YouTube, zazell.nl, Ziggo Muziek **NEW ZEALAND:** 7digital, Amplifier, Bandit.fm, Deezer, Fishpond, iTunes, Mixtape, Music Unlimited, MySpace, Pandora, rara.com, Rdio, Spotify, Telecom Music Store, The InSong, theaudience, VEVO, Xbox Music, YouTube **NICARAGUA:** Batanga, Deezer, iTunes **NIGER:** Deezer, iTunes **NIGERIA:** Deezer, iTunes **NORWAY:** 7digital, CDON, Deezer, iTunes, Jamba, Music Unlimited, Musicnodes, Musikkonline, Musikkverket Play, Nokia Music, Platekompaniet, rara.com, Rdio, Spotify, Telenor Musikk, VidZone, WiMP, Xbox Music

O

OMAN: Deezer, iTunes

P

PAKISTAN: Deezer **PALAU:** Deezer **PANAMA:** Batanga, Deezer, iTunes **PAPUA NEW GUINEA:** Deezer, iTunes **PARAGUAY:** Batanga, Bluecaps, Claro, Deezer, iTunes, Personal, Tigo **PERU:** Batanga, Deezer, iTunes, Sonora **PHILIPPINES:** Globe, iTunes, MyMusicStore, OPM2Go, Smart, Sun **POLAND:** 7digital, Deezer, Empik.com, eMusic, interia muzyka, iplay, iTunes, Last.fm, Mood, Muzo, Muzodajnia, MySpace, Nokia Music, Onet Muzyka, Orange, Play The Music, rara.com, Soho.pl, Spotify, T-Mobile, Tuba.pl, WiMP, wp.pl muzyka, YouTube **PORTUGAL:** 7digital, Beatport, Deezer, eMusic, iTunes, Jamba, Myway, Nokia Music, Optimus, Qmúsika, rara.com, Rdio, SAPO/Musicaonline, Spotify, VidZone, Vodafone, Xbox Music

Q **QATAR:** iTunes, Deezer

R **REPUBLIC OF THE CONGO:** Deezer **ROMANIA:** 3Asi, 7digital, Best Music, Cosmote, Deezer, Get Music, iTunes, Music Mall, Music Nonstop, Muzica.ro, Muzicabuna, Muzica9, Orange, Trilulilu, Zonga **RUSSIA:** Beeline, ClipYou.ru, Deezer, iTunes, iviMusic, Megafon (Trava), Muz.ru, Nokia Music, Tele2, Yandex Music, YouTube, Zvooq **RWANDA:** Deezer

S **SAINT KITTS AND NEVIS:** Deezer, iTunes **SAINT LUCIA:** Deezer **SAINT VINCENT AND THE GRENADINES:** Deezer **SAMOA:** Deezer **SAN MARINO:** Deezer **SAO TOME AND PRINCIPE:** Deezer **SAUDI ARABIA:** iTunes, Deezer **SENEGAL:** Deezer **SERBIA:** Deezer **SEYCHELLES:** Deezer **SIERRA LEONE:** Deezer **SINGAPORE:** 7digital, Deezer, iTunes, KKBox, M 1 Music Store, MeRadio, Nokia Music, rara.com, Singtel AMPed, Singtel Ideas, Starhub, YouTube, **SLOVAKIA:** 7digital, Deezer, eMusic, iTunes, Music Jet, Orange, Telekom, YouTube **SLOVENIA:** 7digital, Deezer, eMusic, iTunes, Orto Muziq **SOLOMON ISLANDS:** Deezer **SOMALIA:** Deezer **SOUTH AFRICA:** Deezer, DJs Only, iTunes, Just Music, Look & Listen, MTN Play, Nokia Music, rara.com, Rhythm Online, Simfy, ThatGig, VEVO **SOUTH KOREA:** Bugs, Cyworld BGM, Dal, Daum Music, Deezer, MelOn, Mnet, Monkey3, Naver Music, Ollehmusic, Soribada, Winky **SPAIN:** 7digital, AmazonMP3, BBM Music, Beatport, Blinko, Dada, Deezer, eMusic, Google Play, iTunes, Last.fm, Mediamarkt, Movistar, MTV, Music Unlimited, MUZU.TV, MySpace, Nokia Music, Olemovil, Orange, rara.com, Rdio, Samsung Music Hub, Spotify, Tuenti, VEVO, VidZone, Xbox Music, YouTube **SRI LANKA:** iTunes, Deezer **SURINAME:** Deezer **SWAZILAND:** Deezer, iTunes **SWEDEN:** 7digital, CDON, Deezer, eClassical, eMusic, Gazell, iTunes, Klicktrack , Music Unlimited, Musikbiten, MySpace, Nokia Music, rara.com, Rdio, Sound Pollution, Spotify, WiMP, Xbox Music **SWITZERLAND:** 7digital, Akazoo, AmazonMP3, ArtistXite, Cede, Deezer, Ex Libris, Finetunes, Hitparade, iTunes, Jamster, Juke, Musicload, Nokia Music, rara.com, Simfy, Spotify, Sunrise Joylife, VidZone, Weltbild, Xbox Music

T **TAJIKISTAN:** Deezer, iTunes **THAILAND:** AIS, Deezer, DTAC, i-humm, iTunes, Music Combo, Music One, N-content, ThinkSmart, True Digital, W Club **TOGO:** Deezer **TONGA:** Deezer **TRINIDAD AND TOBAGO:** Deezer, iTunes **TUNISIA:** Deezer **TURKEY:** Arkadaş Yayıncılık, Avea Muzik, Daily Motion, Fizy.com, iTunes, Music Club, Müzik ilçin Efes, TTnetmuzik, Turkcell, Yandex Music, YouTube **TURKMENISTAN:** Deezer, iTunes **TUVALU:** Deezer

U **UAE:** Deezer, iTunes **UGANDA:** Deezer, iTunes **UK:** 3, 7digital, Amazing Tunes, AmazonMP3, ArtistXite, BBM Music, Beatport, Bleep, Bloom.fm, Boomkat, BT Vision, Classical Archives, Classical.com, Classics Online, Dailymotion,Deezer , DJ Download, Drum & Bass Arena, eMusic, Fairsharemusic, Google Play, Highresaudio, Historic Recordings, Imodownload, iTunes, Jamster, Jango, Junodownload, Karoo, last.fm, Linn, Mobile Chilli, MSN, MTV, Music For Life (Talk Talk), Music Unlimited, Musicovery, MUZU.TV, My Music Anywhere, MySpace, Napster, Naxos Music Library, Nectar Music Store, Nokia Music, Ooizit, Orange, Partymob, Play.com, Pure Music, rara.com, Rdio, Sainsburys Entertainment, Samsung Music Hub, Spotify, Textatrack UK, The Classical Shop, T-Mobile, trackitdown, Traxsource, TuneTribe, VEVO, Vidzone, Virgin, We7, Xbox Music, Yahoo! Music, YouTube **UKRAINE:** Deezer, Djuice, iTunes, Last.fm, MUZon, Yandex Music, YouTube **UNITED REPUBLIC OF TANZANIA:** Deezer **URUGUAY:** Antel Música, Batanga, Butia, Claro, Deezer, La Rocola, Tmuy **USA:** 7digital, Alltel Wireless, AmazonMP3, AOL Radio Plus, Ariama, Arkiv Music, ArtistXite, AT & T Wireless, BBM Music, BearShare, Beatport, CD Universe, ChristianBook.com, Classical Archives, Cricket, Daily Motion, eMusic, Free All Music, Freegal Music, Google Play, Guvera, Hastings, Hdtracks, Hulu, iMesh, Insound, iOldies, iTunes, Liquid Spins, MetroPCS, MOG, Moontaxi, Motime, MTV, Music Choice, MusicGivz, Music Unlimited, Muve Music, MySpace, Myxer, Naxos, Nokia Music, rara.com, Rdio, Rhapsody, Samsung Music Hub, ScatterTunes, Slacker, Spotify, Sprint, TheOverflow, T-Mobile, Turntable.fm, Verizon Wireless, VEVO, Virgin, Xbox Music, Yahoo! Music, YouTube **UZBEKISTAN:** Deezer, iTunes

V **VANUATU:** Deezer **VENEZUELA:** Batanga, Deezer, Ichamo, iTunes, Movistar **VIETNAM:** Deezer, iTunes

Y **YEMEN:** Deezer

Z **ZAMBIA:** Deezer **ZIMBABWE:** Deezer, iTunes

This is a list of digital music services from around the world that appears on the Pro-Music website (www.pro-music.org). Pro-Music is endorsed by an alliance of organisations representing international record companies (majors and independents), publishers, performing artists, and musicians' unions.

The list is compiled by IFPI based on information from its national groups at time of publication. It does not purport to be exhaustive and IFPI cannot guarantee its 100 per cent accuracy. Readers should consult www.pro-music.org for the most up to date information.

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NORTH AMERICA
Over 68.9 Billion Streams tracked to date
Over 1.6 Billion Albums, Singles and Tracks sold in 2012
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OCEANIA
Over 101 Million Tracks sold in 2012



EUROPE
Over 391 Million Tracks sold in 2012
Over 75 Million Radio Spins in 2012

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E: know@nielsen.com
: @nielsen_ent
www.nielsen-music.com


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